04035327

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SEC MAIL PROCESSING RECEIVED JUL 08 2004 WASH. D.C. 207 SECTION

1st July, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th June 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 1st July 2004, concerning the Company's Analyst and Investor Day held on 1st July 2004 which comprised a series of presentations on the emerging digital music marketplace;

(b) an announcement, dated 1st July 2004, confirming that John Gildersleeve, a Director of the Company, now owns 1,377 EMI Group plc Ordinary Shares of 14p each; and,

(c) an announcement, dated 1st July 2004, confirming that awards had been made under the EMI Executive Share Incentive Plan to a wide range of senior employees, including Eric Nicoli and Roger Faxon, Executive Directors of the Company.

It was also advised that, further to the Company's announcement dated 26th May 2004, Roger Faxon had elected to defer the vesting of his performance award of 103,803 Ordinary Shares under the EMI Group Senior Executive Incentive Plan ("SEIP") for a further period of three years and, as a result, the related but potential 1:3 matching award of 34,601 Ordinary Shares would remain in place.

Yours faithfully,

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

EMI

News Release

FOR IMMEDIATE RELEASE

ER 04/38

EMI Group plc
Analyst and Investor Day

LONDON, 1 JULY 2004: EMI Group plc announces that it is holding a series of presentations today for analysts and investors, at its Abbey Road Studios in London.

The purpose of this investor day is to update analysts and investors on the emerging digital music marketplace.

Eric Nicoli, Chairman of EMI Group, said "EMI is optimistic about the future for digital music. We believe that consumer demand for digital music in all its forms – music downloads, subscription services, ring tones, ring tunes, and other new formats – will benefit our artists as well as shareholders. This, together with our continuing commitment to the development of our physical business, should ensure attractive revenue and profit growth in years to come."

Presentations will be given by the senior management team that cover the following subjects:

- The digital music opportunity
- Digital music market devices and services
- Consumer behaviour in the digital world
- EMI Music's digital strategy
- Digital opportunities for EMI Music Publishing
- Digitising EMI Music

In addition, a study will be presented at the conference today by LECG, an independent economic consulting firm. This study suggests that, dependent on a number of factors, the adoption of legitimate digital products could result in increasing growth in the recorded music market in the future. It indicates that the music market, including both physical and digital formats, could return to growth in calendar year 2005 and see rising growth rates through 2008.

No new information on current trading or new guidance on the financial year ending 31 March 2005 will be provided today.

Copies of the presentations will be made available tomorrow at the company's corporate website, www.emigroup.com.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/39

Company Announcements Office,
London Stock Exchange.

1st July, 2004.

Dear Sirs,

EMI Group plc – Directors' Interests

We refer to our announcement dated 1st March 2004 when, inter alia, we stated that John Gildersleeve, a Director of the Company, held 1,254 Ordinary Shares of 14p each in EMI Group plc. We have recently become aware that Mr Gildersleeve's holding of such shares now amounts to 1,377 shares. The increase in the number of shares held is made up as follows:

DATE	NO. OF SHARES HELD	NO. OF SHARES ACQUIRED	PRICE PER SHARE
30.12.02	1,254	37	£1.4292
4.7.03	1,291	7	£1.2243
		15	£1.2247
29.12.03	1,313	17	£1.5494
		37	£1.5492
28.6.04	1,367	10	£2.3734

All of these shares are held in a Single-Company Personal Equity Plan and a Maxi Individual Savings Account. The additional shares acquired, as set out above, arise from the re-investment of dividends and the associated tax credits.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/40

Company Announcements Office,
London Stock Exchange.

1st July, 2004.

Dear Sirs,

EMI Group plc – Directors' Interests

Under the rules of the EMI Executive Share Incentive Plan (the "ESIP"), performance-related awards have been made as of 18th June 2004 to a wide range of the Group's senior employees around the world. Included amongst such participants are Eric Nicoli and Roger Faxon, Executive Directors of the Company.

Accordingly, to comply with paragraph 16.13 of the Listing Rules, we advise that, as of 18th June 2004, awards under the ESIP were made over EMI Group plc Ordinary Shares of 14p each to such Executive Directors as follows:

EXECUTIVE DIRECTOR	NO. OF SHARES UNDER OPTION	EXERCISE PRICE PER SHARE
Eric Nicoli	626,307	223.66p
Roger Faxon	415,020	223.66p

These options may not be exercised earlier than three years, or later than 10 years, after the date of grant. Furthermore, the options may not ordinarily then be exercised unless a certain performance condition, based on growth in the Company's earnings per share, is achieved.

EXECUTIVE DIRECTOR	NO. OF PERFORMANCE SHARES	TOTAL AMOUNT TO BE PAID ON EXERCISE
Eric Nicoli	313,153	100p
Roger Faxon	207,510	100p

These performance share awards may not be exercised earlier than three years, or later than 42 months, after the award date. Furthermore, the performance share awards may not ordinarily then be exercised unless a performance condition, based on the ranking of the Company's total shareholder return performance compared with companies in the FTSE Mid-250 Index (excluding investment trusts) as of the award date, is achieved.

None of the performance criteria relating to the options or performance shares outlined above may be subjected to retesting.

Further to our announcement dated 26th May 2004 and also to comply with paragraph 16.13 of the Listing Rules, we advise that Roger Faxon has elected to defer the vesting of his performance award of 103,803 Ordinary Shares under the EMI Group Senior Executive Incentive Plan ("SEIP") for a further period of three years. Consequently:

- the related but potential 1:3 matching award of 34,601 Ordinary Shares will remain in place; and,

- Mr Faxon's interest in up to 138,404 Ordinary Shares (including the potential 1:3 matching award of 34,601 Ordinary Shares) will continue.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through The EMI Group General Employee Benefit Trust increases to 3,840,515, all being held in the name of Barfield Nominees Ltd, Account No. 6469.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary